Northport Capital Inc.
#1100-1200 W. 73rd Ave.
Vancouver, BC, Canada V6P 6G5

June 27, 2007

VIA OVERNIGHT DELIVERY and EDGAR

John L. Krug, Esq.
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

MAIL STOP 6010

Re:	Northport Capital Inc. (the “Company”)
Registration Statement on Form SB-2/A 5
File Number 333-137300

Dear Mr. Krug:

     This is in response to the staff’s comment letter of June 18, 2007, regarding the Registration Statement on Form SB-2/A 4 filed on behalf of Northport Capital Inc. (the “Company”) on June 7, 2007. Please find enclosed:

(i)	one (1) copy of Amendment 5 to the Company’s Form SB-2 filed on EDGAR on June 29, 2007; and

(ii)	one (1) copy of the marked version of such Form SB-2.

     The response set forth below refers to the marked version of Amendment 4 to the Form SB-2 filed herewith.

“Our business license in China expires on June 19, 2007…,” page 8

1.	Please update the disclosure and elsewhere in the prospectus as may be applicable.

     We have renewed our business license which now has an expiry date of June 8, 2026. We have amended comments made in the document in reference to the business license expiry date as well as deleted the risk reference on page 8 as we find it is no longer relevant.

Management’s Discussion and Analysis or Plan of Operations, page 35

2.

Your added discussion for this period provides little insight as to what cause the significant changes in the interim period. For instance you report a net increase in subscribers, yet your revenues numbers are drastically lower than the comparative period. It is also unclear what exactly generated the substantial increase in net loss compared to the income earned in the comparative interim period. Please revise your discussion to address the significant changes in your operations in a manner that allows an investor understand what has changed and why as well as what the prospects are for future periods.

     We have amended our disclosure to make the discussion more meaningful and easier to understand. Specifically we have amended the section on page 39 as follows, and have added the additional disclosure elsewhere in the document in areas of reference of the three month period ended March 31, 2007, as well as for the fiscal year ended December 31, 2006.

“The fee schedule for new subscribers calls for annual fees payable in advance and decreasing incrementally over a three year period. The annual fee in year three is 50% of the initial year one annual fee payment. During the past year, a significant number of subscribers reached the 50% fee level which reduced corporate revenues, especially since there has also been a decrease of 1675 subscribers during the year, many of which had been year one and two level subscribers. Revenues of Dalian Beigang are also affected by an annual average decrease of approximately 7% of subscribers that cease business every year and do not re-subscribe and also approximately 5% of business subscribers that merge with other entities, change their core business or move operations outside of Dalian city. The new subscriber rate has been less than those that have cancelled their subscriptions. New subscribers pay annual fees of 1200 Yuan and thereafter, the annual fees incrementally decrease over three years until they reach a base of 600 Yuan per annum, or 50% of year one annual fees.

Because the Company has had insufficient working capital to actively promote non-subscribers in Dalian, there have been fewer new subscribers at the high annual rate and a substantial percentage of subscribers are at the reduced rates. Subscriber numbers were 10,237 as at December 31, 2005 (which included 169 new subscribers); and 8562 as at December 31, 2006 (which included 102 new subscribers). As described elsewhere, the Company must raise sufficient funds in order to provide working capital for sales and marketing efforts to promote Tenet and increase the new subscriber numbers. As yet, the Company has not finalized arrangements for such additional financing and there is no guarantee that such financing can be raised or that such financing will be available at terms acceptable to the Company.”

Financial Statements – March 31, 2007

Note 5 – Related Party Transactions, page F-5

1.

Please revise this disclosure to include a discussion of when these notes are due and any other pertinent information related to the payment of these notes including what you meant in your liquidity discussion on page 42 where you state that, “No specific repayment terms have been finalized in respect to such loans.”

     We have finalized arrangements for the loans referred to in Note 5 of the March 31, 2007 financial statements. Specifically, we had two stockholders who loaned us amounts of $200,347 and $66,904 to the Company as short-term unsecured loans and imputed interest is computed at 7% per annum on the amount due. The loans are both due on March 31, 2009 and bear compound interest at a rate of 7% per annum which is due on their due date. We have amended references in the document on page 41 and elsewhere to add this additional disclosure regarding the due date and interest rate.

     Please contact the undersigned and James Vandeberg of the Otto Law Group, PLLC, at fax number (206) 262-9513 with any further comments or to confirm that the Staff will not have any further comments on the Form SB-2. Thank you.

Sincerely,
Northport Capital Inc.

/s/ James Wang
James Wang
Chief Financial Officer